[LETTERHEAD OF RRI ENERGY, INC.]

July 14, 2009

Via EDGAR and Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington DC 20549-3561

Attention:	Mr. H. Christopher Owings, Assistant Director Ms. Lilyanna L. Peyser, Attorney Advisor Ms. Ellie Bavaria, Special Counsel Mail Stop 3561

Re:	RRI Energy, Inc. Form 10-K and Form 10-K/A for Fiscal Year Ended December 31, 2008 Filed March 2, and April 30, 2009 File No. 1-16455

Dear Mr. Owings, Ms. Peyser and Ms. Bavaria:

On behalf of RRI Energy, Inc. (the Company or we, us or our), set forth below are responses to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) included in the Staff’s letter to Mark M. Jacobs dated June 29, 2009 (Comment Letter) regarding the above-referenced filings of the Company. For the convenience of the Staff, the text of the Staff’s comment is reproduced in its entirety followed by our responses.

Annual Report on Form 10-K

Item 15. Exhibits and Financial Statement Schedules, page 54

1.	In future filings, please revise your disclosure in Item 15(a)(3) to remove any potential implication that the referenced agreements do not constitute public disclosure under the federal securities laws. Please also be advised that, notwithstanding the inclusion of this general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in your 10-K not misleading. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Company Response

We consider whether additional specific disclosures of material information regarding our material contractual provisions are required in order to make the statements in our filings not misleading. In our future filings, our disclosure in Item 15(a)(3) will be revised to read as follows:

“The representations, warranties and covenants contained in the exhibits were made only for purposes of such exhibits, as of specific dates, solely for the benefit of the parties thereto, may be subject to limitations agreed upon by those parties, and may be subject to standards of materiality that differ from those applicable to investors. Investors should read such representations, warranties and covenants (or any descriptions thereof contained in the exhibits) in conjunction with information provided elsewhere in this filing and in our other filings and should not rely solely on such information as characterizations of our actual state of facts.”

2.	With respect to Exhibit 2.1, please include an agreement to furnish us with any omitted schedule or exhibit upon request. Refer to Item 601(b)(2) of Regulation S-K. In future periodic reports, please include in the exhibit index your agreement to furnish us with any omitted schedules or exhibits.

Company Response

We agree to furnish any omitted schedule or exhibit to Exhibit 2.1 supplementally to the Commission upon request. In future periodic reports, we will include in the exhibit index our agreement to furnish any omitted schedules or exhibits to the Commission.

3.	With your next periodic report, please file complete copies of your material agreements filed as exhibits, including all exhibits, attachments and schedules to these agreements. For example, we note that you have not filed the exhibits and schedules to your credit and guaranty agreement listed as Exhibit 10.24 in your exhibit index.

Company Response

In future periodic reports, we will file complete copies of our material agreements filed as exhibits, including all exhibits, attachments and schedules to these agreements, except where confidential treatment has been requested with respect to the omitted portions or where otherwise permitted to be excluded by Item 601, the instructions thereto or the Commission’s published interpretations related thereto.

Annual Report on Form 10-K/A

Code of Business Conduct, page 3

4.	We note your statement that directors must consult with your general counsel or the board of directors before engaging in a material relationship or activity that could reasonably be expected to affect his or her independence. Please describe the standards used by the general counsel or your board of directors in evaluating a material relationship or activity and disclose whether the directors are permitted to engage in a material relationship or activity that has not been approved or ratified by the general counsel or your board of directors. Refer to Item 404(b) of Regulation S-K.

Company Response

Prior to engaging in any material relationship or activity that reasonably could be expected to affect a director’s independence, the director must consult with our General Counsel, who determines whether the relationship or activity is permitted under independence standards established by our Board of Directors. Rather than adopt categorical standards of independence, our Board currently assesses independence on a case-by-case basis, in each case consistent with the listing standards of the New York Stock Exchange and applicable laws, rules and regulations (including, if the director is a member of our Audit Committee, any applicable laws, rules and regulations regarding the independence of audit committee members). See page 25 of our Form 10-K/A. Our General Counsel will refer the matter to the Board if the specific relationship or activity is not addressed by applicable listing standards, laws, rules or regulations. If our General Counsel or Board determines that the relationship or activity would impact the director’s independence, the director is not permitted to engage in such activity or relationship.

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The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to your Comment Letter. If you have any questions, please contact me at 713-497-7465, Kathy Tedore at 713-497-7461 or Allison Cunningham at 713-497-5026.

Sincerely,

/s/ Michael L. Jines
Michael L. Jines
Executive Vice President, General Counsel,
Corporate Secretary and Chief Compliance
Officer, RRI Energy, Inc.

cc:	Mark M. Jacobs, President and Chief Executive Officer, RRI Energy, Inc.
Thomas C. Livengood, Senior Vice President and Controller, RRI Energy, Inc.
Kathy Tedore, Deputy General Counsel, Corporate Law, RRI Energy, Inc.
Allison Cunningham, Corporate Counsel, RRI Energy, Inc.
Rocky L. Duckworth, Partner, KPMG LLP